

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2013

Via E-mail
Yuqiang Deng
Chief Executive Officer
Sungy Data Ltd.
Floor 17, Tower A, China International Center
No. 33 Zhongshan 3rd Road
Yuexiu District, Guangzhou 510055
People's Republic of China

> **Re:** **Sungy Data Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted August 21, 2013**
> **CIK No. 0001584133**

Dear Mr. Deng:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this

registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

3. We note references to third party information throughout the prospectus, including App Annie Report. To the extent that any of the reports have been prepared specifically for this filing, file a consent from the party.

4. Please tell us whether the spouses of *each of the VIE equity holders* signed the same spousal consent letters, as indicated on F-17. We note your disclosure on page 66 that spousal consent letters by the spouse of each of Mr. Yuqiang Deng and Mr. Yingming Chang acknowledging that certain equity interests in Jiubang Digital held by and registered in the name of her spouse will be disposed of pursuant to relevant arrangements under the business cooperation agreement, the proxy agreement and power of attorney, the exclusive option agreement, the equity pledge agreement and the loan agreement.

5. Throughout your filing you disclose the number of downloads for all of your GO products. Please balance your discussion with the number of paid users for your products as well as the active users respectively for each of your offerings. You should also discuss how paid, free, and active users affect your ability to generate advertising sales from these products.

6. Please discuss the GO series products fee structures. Your disclosures should identify which, if any of the products are free for download. In addition you should disclose the number of paid and free downloads for each product.

Prospectus Summary, page 1

7. To provide balance and context, please disclose that the registrant is a holding company and clarify that your consolidated affiliated entities in the PRC are variable interest entities through which substantially all of your services are operated. Disclose that it is through the contractual arrangements that you have effective control, which allows you to consolidate the financial results of the VIEs in your financial statements. Disclose that, if your PRC VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs' financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your VIEs. Lastly, state here, as on page 31, that you rely on dividends and other fees paid to you by your subsidiary and VIEs in China. State amounts you've collected to date and what you may expect to collect. Disclose that this does not mean that you are able to have unfettered access to the VIEs' revenues due to the significant PRC legal restrictions on the payment of dividends

by PRC companies, foreign exchange control restrictions and the restrictions on foreign investment, among other things.

8. Please tell us whether Messrs. Deng, Zhang and Chang, the shareholders of your variable interest entities who are also shareholders, directors or officers of your company, are officers or directors of your variable interest entities.

Use of Proceeds, page 8

9. Disclose whether you intend to use these proceeds in your Chinese operations, and if so, how. We note your disclosure on page 40 that you are unlikely to make loans to or finance the activity of your VIEs due to various PRC restrictions on foreign exchange and regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online advertising, online games and related businesses.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

Cost of Revenues, page 73

10. It appears that since you record processing fees as an expense in cost of revenues, that you record the revenues on a gross basis in regards to your mobile applications. Please provide us with your analysis of ASC 605-45 in regards to your mobile products.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 78

11. We note a large increase in your mobile application products and services revenue because of the increase in number of paying users and marketing revenue. To provide further insight, please disclose the operating metrics applicable to these increases. For instance, we note from the Business section you sell certain apps for a fee, like the Next Launcher, and certain features for a fee. Please disclose the main operating drivers for the increases in revenue

Revenue Model for Our GO Series Products and Platform, page 104

12. We note that you offer themes and other products from self-developed and third-party developers. Disclose whether you receive revenues from these third parties. Tell us how you account for any related revenues.

8. Intangible Assets, Net, page F-22

13. Please tell us in detail the factors that you considered in determining the useful life of your copyrights.

General

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

      You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

           Sincerely,

           /s/ Terry French for

           Assistant Director
           Larry Spirgel

cc: Via E-mail
       Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP